Exhibit 12.1

CCO HOLDINGS, LLC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Six Months Ended June 30,
	2007	2006

Earnings
Loss from Operations before Minority Interest and Income Taxes	$(58)	$(223)
Fixed Charges	389	394

Total Earnings	$331	$171

Fixed Charges
Interest Expense	$379	$378
Amortization of Debt Costs	7	12
Interest Element of Rentals	3	4

Total Fixed Charges	$389	$394

Ratio of Earnings to Fixed Charges (1)	-	-

(1) Earnings for the six months ended June 30, 2007 and 2006 were insufficient to cover fixed charges by $58 million and $223 million, respectively. As a result of such deficiencies, the ratios are not presented above.